

2004 TXI ANNUAL REPORT

BUILDING ON A SOLID FOUNDATION

COMPANY PROFILE

TXI is a leading supplier of building materials, primarily cement and structural steel.

The Company's principal cement markets are Texas and California, the two largest cement markets in the United States as well as the two states receiving the largest in highway funding under the federal transportation act. TXI is the largest cement producer in Texas.

In structural steel, the Company is the second largest supplier in North America, providing material to nonresidential markets throughout the continent.

Our strategy focuses on achieving leadership positions in desirable markets while maintaining a low cost profile. The innovation of new products and processes, particularly in the area of recycling, is key in maintaining and enhancing TXI's competitive strengths.

CONTENTS

TO OUR SHAREHOLDERS

Although conditions during much of last year were challenging and we experienced unprecedented volatility in our steel business, fiscal year 2004 saw the beginning of recovery in earnings across all business segments.

Net income of $36 million, which included an after-tax gain of $20.5 million from the sale of our brick assets, compares favorably with last year's loss of $24 million.

The 4000+ employees of TXI accept challenges and continually strive to improve our operations and market positions. They have developed a tradition of innovation, teamwork and determination. Their dedication and commitment to excellence have laid a strong foundation upon which we plan to build.

The principle tenets of TXI's strong foundation are market leadership and low-cost supply.

Market leadership is more than being the number one or number two supplier in our markets; it entails knowing our customers' businesses as well as, if not better than, they do.

Low-cost supply means focusing on those activities we can influence and control, beginning with raw materials and following through the distribution channel to the customer.



Mel Brekhus, *CEO*

At the Gaylord Texan™ Resort and Convention Center on Lake Grapevine – one of the many high-profile construction projects to use both TXI cement and steel.



BUILDING ON SUCCESS

TXI upgraded and more than doubled the production capacity of its Midlothian, Texas cement plant in 2001. The project enhanced the Company's position as the largest supplier of cement in Texas and significantly improved production efficiency. TXI's next major capital project is the upgrade and expansion of the Company's Oro Grande, California cement plant. Upon completion of the project, already in preliminary planning stages, TXI will have strong competitive positions in the two largest cement markets in the United States.



Upon these bedrock principles, we will build a stronger, more competitive TXI. We will continue to focus on efficient use of fuel, power, labor and raw materials. We will continue to search for innovative, creative and effective solutions for our customers.

Market leadership is more than being the number one or number two supplier in our markets; it entails knowing our customers' businesses as well as, if not better than, they do.

CAC COMMENTS

The overall construction activity and resultant demand for cement, aggregate and consumer products remain strong in our primary market regions of California and Texas. Operating profit improved by 10% to $88 million this past year, excluding the gain on the aforementioned asset sale this spring. Margin recovery has begun, driving results toward more acceptable returns. Overall demand continues to exceed domestic supply and the cost of imports to fill this need has increased as a result

BUILDING ON STRENGTH

TXI is the second largest supplier of structural steel products in North America. All of the Company's steel products are made from recycled scrap steel at two world-competitive facilities in Texas and Virginia and provide a wide variety of steel-related construction solutions. The foundation for our steel operations is fully in place. Going forward, we will further develop market-oriented solutions for customers that build on our manufacturing strengths.



of increased ocean freight. This is a situation that will provide additional momentum for margin recovery.

STEEL COMMENTS

Steel results made a dramatic turnaround during the second half of the year. Even though the cost of scrap, the single largest expense of making our steel products, rose to unprecedented levels, price increases were able to offset these spectacular increases and allow for a restoration of margins. Operating profit of $44 million compared favorably to last year's loss of $49 million.

Current conditions in our steel markets are very favorable. World economic growth, a more favorable exchange rate and increased ocean freight costs have all contributed to this condition. And we still have the imminent recovery in non-residential construction activity.

Current conditions in our steel markets are very favorable. World economic growth, a more favorable exchange rate and increased ocean freight costs have all contributed to this condition.

TXI is truly poised to build on our strong foundation. Because of the vision and leadership of Bob Rogers, Chief Executive Officer of TXI for the last 34 years, we are afforded this opportunity. We realize that the foundation we build upon is due, in large part, to his leadership and his ability to instill a commitment to creativity, hard work and excellence.



Mel G. Brekhus
President and CEO
July 13, 2004

A FOUNDATION OF PRODUCTION EFFICIENCY...



Compared to Industry Averages:

- **TXI uses 11% less electricity to make a ton of steel**
- **TXI Texas plants use 19% less energy and 25% fewer labor hours to make a ton of cement**

OPERATING EFFICIENCY EXCEEDS INDUSTRY AVERAGES

TXI's steel operations and Texas cement plants exceed industry averages for efficiency in critical areas like energy and labor. Once the California cement plant upgrade is accomplished, that facility will be among the most efficient in the nation (Source: see inside back cover).

BUILDING SOLUTIONS

Through its steel marketing operations, TXI is a leader in the development and promotion of design-build solutions for construction projects. Upfront coordination among the project engineer, TXI, working with the steel fabricator, service center and others lowers overall costs, shortens construction schedules and generates value for all parties.



Fast-Frame Solution: Majestic Pointe Condominiums on the Lake of the Ozarks in Missouri.

The Majestic Pointe Condominium development on the Lake of the Ozarks in Missouri demonstrates the advantages of the design-build process. Structural steel erection began five weeks following the start of design, cutting four months off of a typical twelve-month schedule, resulting in earlier revenue generation.

- ***Easier Coordination***
- ***Faster Schedule***
- ***Lower Risk***
- ***Increased Profitability***
- ***Increased Competitive Edge***



FAST-FRAME STRUCTURE: Computer generated 3D model. For more information on Fast-Frame visit www.txifastframe.com

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA

$ In thousands except per share	2004	2003	2002	2001	2000
FOR THE YEAR					
Net sales	$1,672,503	$1,364,109	$1,447,642	$1,347,609	$1,403,650
Operating profit					
CAC	122,809	80,718	119,234	134,745	169,717
Steel	44,119	(48,633)	31,381	(22,526)	15,238
Net income (loss)	36,348	(24,197)	51,276	26,223	69,829
Capital expenditures	29,763	54,734	29,662	136,892	317,096
PER SHARE INFORMATION					
Net income (loss) (diluted)	$ 1.69	$ (1.15)	$ 2.38	$ 1.24	$ 3.15
Cash dividends	.30	.30	.30	.30	.30
Book value	35.32	34.44	35.43	33.43	32.30
YEAR END POSITION					
Total assets	$1,944,133	$1,729,610	$1,773,277	$1,857,361	$1,815,680
Net working capital	466,695	209,616	202,614	192,992	203,739
Long-term debt	598,412	477,145	474,963	614,250	623,284
Convertible subordinated debentures	199,937	199,937	200,000	200,000	200,000
Shareholders' equity	761,984	727,509	762,410	712,245	698,026
Return on average common equity	5.0%	–	7.0%	3.7%	10.6%
OTHER INFORMATION					
Diluted average common shares outstanding (in 000s)	21,572	21,123	21,517	21,307	24,502
Number of employees	4,100	4,100	4,400	4,400	4,500
Common stock prices					
High	$ 38.79	$ 37.70	$ 44.85	$ 34.94	$ 43.38
Low	21.11	17.35	23.00	20.88	28.69

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Company is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and steel bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products. Through the Steel segment, the Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels.

The Company's CAC facilities are concentrated primarily in Texas, Louisiana and California, with several products marketed throughout the United States. The Company owns long-term reserves of limestone, the primary raw material for the production of cement.

The Company's steel facilities produce a broad array of steel products, utilizing recycled steel scrap obtained from crushed automobiles and other sources as the principal raw material. Steel products, sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers, are distributed primarily to markets in North America.

Both the CAC and Steel businesses require large amounts of capital investment, energy, labor and maintenance.

Corporate Resources include administration, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from operating profit. Assets identified with Corporate Resources include cash and cash equivalents, real estate and investments, debt issuance costs and deferred tax assets.

BUSINESS SEGMENTS

	Year ended May 31,		
In thousands	2004	2003	2002
TOTAL SALES			
Cement	$362,824	$337,624	$349,330
Ready-mix	206,394	203,349	231,543
Stone, sand & gravel	120,997	105,521	117,761
Structural mills	643,043	460,227	501,158
Bar mill	177,967	116,231	114,682
UNITS SHIPPED			
Cement (tons)	5,298	4,900	4,902
Ready-mix (cubic yards)	3,562	3,513	3,921
Stone, sand & gravel (tons)	22,282	19,003	21,152
Structural mills (tons)	1,637	1,464	1,498
Bar mill (tons)	449	360	383

In thousands	2004	Year ended May 31, 2003	2002
NET SALES			
Cement	$ 305,580	$ 278,116	$ 276,964
Ready-mix	206,126	203,013	231,276
Stone, sand & gravel	89,956	74,084	85,319
Other products	106,308	108,613	115,046
Delivery fees	59,209	54,292	53,809
TOTAL CAC	767,179	718,118	762,414
Structural mills	643,043	460,227	501,158
Bar mill	177,967	116,231	114,682
Other products	27,076	18,921	20,475
Delivery fees	57,238	50,612	48,913
TOTAL STEEL	905,324	645,991	685,228
TOTAL NET SALES	$1,672,503	$1,364,109	$1,447,642
CAC OPERATIONS			
Gross profit	$ 174,510	$ 167,350	$ 210,559
Less: Depreciation, depletion & amortization	45,530	47,336	46,726
Selling, general & administrative	45,304	40,553	46,840
Other income	(39,133)	(1,257)	(2,241)
OPERATING PROFIT	122,809	80,718	119,234
STEEL OPERATIONS			
Gross profit	112,722	20,563	97,537
Less: Depreciation & amortization	49,708	47,916	52,503
Selling, general & administrative	26,463	20,943	27,693
Other income	(7,568)	337	(14,040)
OPERATING PROFIT (LOSS)	44,119	(48,633)	31,381
TOTAL OPERATING PROFIT	166,928	32,085	150,615
CORPORATE RESOURCES			
Other income	1,349	3,504	8,402
Less: Depreciation & amortization	1,879	1,860	1,508
Selling, general & administrative	28,853	28,238	31,279
	(29,383)	(26,594)	(24,385)
INTEREST EXPENSE	(73,698)	(45,882)	(53,680)
LOSS ON EARLY RETIREMENT OF DEBT	(12,302)	–	–
INCOME (LOSS) BEFORE INCOME TAXES & ACCOUNTING CHANGE	$ 51,545	$ (40,391)	$ 72,550
CAPITAL EXPENDITURES			
CAC	$ 15,545	$ 31,688	$ 12,569
Steel	13,876	22,407	16,840
Corporate resources	342	639	253
	$ 29,763	$ 54,734	$ 29,662
IDENTIFIABLE ASSETS			
CAC	$ 674,504	$ 645,416	$ 663,229
Steel	1,023,177	989,399	1,009,749
Corporate resources	246,452	94,795	100,299
	$1,944,133	$1,729,610	$1,773,277

RESULTS OF OPERATIONS

Operating Profit – Fiscal 2004 Compared to Fiscal 2003

CAC Operations

CAC operating profit at $122.8 million increased $42.1 million from 2003. The sale of the Company's brick production facilities in Texas and Louisiana contributed $34.7 million to other income. Higher shipments for all major CAC products also contributed to the increased operating profit. The Company has experienced improving overall demand for its CAC products throughout the year.

Net Sales. CAC net sales at $767.2 million increased 7%. Total cement sales increased $25.2 million on 8% higher shipments. Ready-mix sales increased $3.0 million on somewhat higher volume. Aggregate sales increased $15.5 million on 17% higher shipments. Average trade prices for the major CAC products were comparable to the prior year.

Operating Costs. CAC cost of products sold at $637.3 million, including depreciation, depletion and amortization, increased $40.6 million on higher shipments and aggregate production. Cement unit costs were comparable to the prior year.

Selling, general and administrative expense at $46.2 million, including depreciation and amortization, increased $4.2 million primarily due to higher incentive compensation and general expenses.

Other income includes $34.7 million from the sale of the Company's brick production facilities in Texas and Louisiana.

Steel Operations

Steel operating profit at $44.1 million increased $92.8 million from 2003. Higher selling prices and shipments, and improved production rates and efficiencies at the Virginia facility, contributed to the improvement. During the year rapidly escalating raw material costs affected results. Beginning in January 2004 margins began to recover due to increased selling prices and the implementation of a raw material surcharge.

Net Sales. Steel sales at $905.3 million increased 40%. Structural steel sales increased $182.8 million on 12% higher shipments and 25% higher average realized prices. Bar mill sales increased $61.7 million on 25% higher shipments and 23% higher realized prices.

Operating Costs. Steel cost of products sold at $842.3 million, including depreciation and amortization, increased $169.0 million. The increased costs were the result of higher shipments and the effect of higher raw material costs on unit costs partially offset by improved operating efficiencies at the Virginia facility due to increased production levels.

The Company has experienced unprecedented increases in the cost of steel scrap, the principal raw material used in its steel production. As a result of these increases in scrap costs the Company incurred a charge to value inventories using the last-in, first-out ("LIFO") method of accounting of $26.9 million in 2004 compared to $8.5 million in the prior year.

Selling, general and administrative expense at $26.5 million increased $5.5 million primarily due to higher incentive compensation and bad debt expense.

Other income includes $4.2 million obtained from the Company's litigation against certain graphite electrode suppliers.

Operating Profit – Fiscal 2003 Compared to Fiscal 2002

CAC Operations

CAC operating profit at $80.7 million declined $38.5 million from 2002. Softening demand due to the decline in non-residential construction and abnormal inclement weather in Texas during the winter months reduced ready-mix and aggregate shipments. Higher energy and maintenance costs reduced cement margins.

Net Sales. CAC net sales at $718.1 million decreased 6%. Total cement sales decreased $11.7 million on comparable shipments as average trade prices declined 2%. Ready-mix sales declined $28.2 million on 10% lower volume at 2% lower average prices. Aggregate sales decreased $12.2 million on 10% lower shipments.

Operating Costs. CAC cost of products sold at $596.7 million, including depreciation, depletion and amortization, was unchanged from the prior year as lower ready-mix volume offset the impact of higher energy and maintenance costs on cement unit costs.

Selling, general and administrative expense at $41.9 million, including depreciation and amortization, decreased $6.8 million primarily due to lower incentive compensation and bad debt expense.

Other income decreased due to lower gains from the disposal of surplus operating assets.

Steel Operations

Steel operating profit at $48.6 million loss declined $80.0 million from 2002. The lower operating profit included a $9.1 million decrease in other income from the Company's litigation against certain graphite electrode suppliers. The decline in non-residential construction resulted in a very competitive structural steel market. Realized prices for structural steel declined significantly from the prior year as the Company sought to maintain market share. Increased raw material and energy costs also contributed to reduced margins.

Net Sales. Steel sales at $646.0 million were $39.2 million below the prior year. Structural steel average realized prices for the year were down 6% on 2% lower shipments. Bar sales were comparable to the prior year as 6% lower shipments were offset by 8% higher realized prices.

Operating Costs. Steel cost of products sold at $673.4 million, including depreciation and amortization, increased $33.2 million. Lower shipments that reduced costs $10.8 million were offset by higher unit production costs resulting from increased raw material and energy costs.

Selling, general and administrative expense at $20.9 million decreased $6.7 million primarily due to lower bad debt and general expenses.

Other income included $500,000 from the Company's litigation against certain graphite electrode suppliers compared to $9.6 million in 2002.

Corporate Resources

Selling, general and administrative expense at $30.7 million in 2004, including depreciation and amortization, increased $600,000. Increased incentive compensation and retirement expenses of $6.0 million were offset by decreased bad debt and general expenses, and the effect of the termination of the Company's agreement to sell receivables. Other income in 2004 decreased $2.2 million primarily due to lower real estate income.

Selling, general and administrative expense at $30.1 million in 2003, including depreciation and amortization, decreased $2.7 million on lower incentive compensation and costs associated with the Company's agreement to sell receivables. Other income in 2003 decreased $4.9 million primarily due to lower real estate income.

Interest Expense

Interest expense at $73.7 million in 2004 increased $27.8 million. The increase was the result of the June 2003 refinancing which increased the Company's outstanding debt $114.8 million and the effective interest rate on fixed rate debt 3%. The Company has entered into interest rate swaps on $300 million of the senior notes such that the interest payable effectively becomes variable based on six-month LIBOR, currently 7.26%.

Interest expense at $45.9 million in 2003 decreased $7.8 million from the prior year as a result of lower average outstanding debt in the period.

Loss on Early Retirement of Debt

As a result of the June 2003 refinancing, the Company recognized an ordinary loss on early retirement of debt of $11.2 million. The loss represents $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid. Effective May 27, 2004, the Company lowered the available borrowings under the new senior secured credit facility from $200 million to $100 million. The Company recognized an ordinary loss on early retirement of debt of $1.1 million, representing a termination fee of $100,000 and a write-off of $1.0 million of debt issuance costs associated with the portion of the facility terminated.

Income Taxes

The Company's effective tax rate was 27.4% in 2004, 40.1% in 2003 and 29.3% in 2002. The primary reason that the current tax rate differs from the 35% statutory corporate rate is due to percentage depletion that is tax deductible and state income tax expense. Deferred taxes include a $13.0 million alternative minimum tax credit carryforward that is available for offset against future regular income taxes. In addition, the Company has $80.4 million in federal net operating loss carryforwards, which expire in 2023.

Cumulative Effect of Accounting Change – Net of Income Taxes

Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement of long-lived assets. The Company incurs legal obligations for asset retirement as part of its normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative charge of $1.1 million, net of income taxes of $600,000.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. The Company believes the following critical accounting policies affect its more complex judgments and estimates.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If the Company is aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

LIQUIDITY AND CAPITAL RESOURCES

To improve liquidity and provide more financial and operating flexibility, the Company on June 6, 2003 issued $600 million of 10.25% senior notes maturing June 15, 2011. A portion of the net proceeds was used to repay $473.5 million of the outstanding debt at May 31, 2003. The remaining proceeds were used to repurchase the entire outstanding interest in the defined pool of trade receivables previously sold. To replace the terminated revolving credit facility and agreement to sell receivables, the Company entered into a new senior secured credit facility expiring June 6, 2007. The Company recognized a loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

Senior Secured Credit Facility. Available borrowings under the senior secured credit facility were lowered from $200 million to $100 million effective May 27, 2004. The Company recognized a loss on early retirement of debt of $1.1 million, representing a termination fee of $100,000 and a write-off of $1.0 million of debt issuance costs related to the portion of the facility that was terminated. Borrowings under the facility are limited based on the net amounts of eligible accounts receivable. Borrowings bear annual interest at either the LIBOR rate plus 2.25% or the prime rate plus .25%. These interest rate margins are subject to performance price adjustments. Commitment fees at an annual rate of .375% are to be paid on the unused portion of the facility. The Company may terminate the facility at any time, and under certain circumstances may be required to pay a termination fee.

The senior secured credit facility is collateralized by first priority liens on substantially all of the Company's existing and future acquired accounts receivable, inventory, deposit accounts, and certain of its general intangibles. The agreement contains covenants restricting, among other things, prepayment or redemption of notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, there is the requirement to meet certain financial tests and to maintain certain financial ratios if the excess availability under the senior secured credit facility falls below $30 million, including maintaining a fixed charge coverage ratio and meeting a minimum tangible net worth test.

No borrowings were outstanding under the senior secured credit facility at May 31, 2004; however, $29.8 million of the facility was utilized to support letters of credit and hedge obligations.

The Company's ability to incur additional debt is currently limited to $70.2 million of available borrowings under the senior secured credit facility. The payment of cash dividends on common stock is currently limited to an annual amount of $7.0 million.

Senior Notes. The senior notes represent general unsecured senior obligations of the Company. The senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its subsidiaries and financing activities. All consolidated subsidiaries of the Company are 100% owned and, excluding minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. The terms of the notes contain covenants that among other things provide for restrictions on the payment of dividends or repurchasing common stock, making certain investments, incurring additional debt or selling preferred stock, creating liens, and transferring assets. The Company is also required to reinvest through capital expenditures the net proceeds from asset sales within 360 days of their receipt. To the extent that the amount not reinvested exceeds $10 million, the Company must make an offer to all note holders to purchase the maximum principal amount of notes that may be purchased out of the remaining proceeds at an offer price equal to 100% of principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The Company has a requirement to reinvest through capital expenditures approximately $24.6 million prior to February 2005. These capital expenditures may be funded, if necessary, from borrowings under the Company's long-term senior secured credit facility. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.25% of the principal amount thereof, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, at any time on or prior to June 15, 2007, the Company may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. After June 15, 2007, the Company may redeem all or a part of the notes at a redemption price of 105.125% in 2007, 102.563% in 2008 and 100% in 2009 and thereafter.

Interest Rate Swaps. The Company has outstanding interest rate swap agreements that have the economic effect of modifying the interest obligations associated with $100 million and $200 million of the senior notes, effective January 30, 2004 and April 6, 2004, respectively, such that the interest payable effectively becomes variable based on six-month LIBOR, set on June 15th and December 15th of each year. The interest rate swaps have been designated as fair value hedges and have no ineffective portion. The notional amounts and the termination dates match the principal amounts and maturities of the $300 million portion of the outstanding senior notes. As a result of the interest rate swaps, the current effective interest rate on the hedged portion of the senior notes was reduced to 7.26%.

On March 11, 2004, the Company terminated its August 5, 2003 interest rate swap agreements associated with $200 million of the senior notes resulting in a gain of $8.4 million. The gain was recorded as an increase in the carrying value of the Company's long-term debt and is being amortized as an offset to interest expense over the remaining term of the senior notes.

The Company historically has financed major capital expansion projects with cash from operations and long-term borrowings. Working capital requirements and capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of its operations are funded with cash from operations. The fiscal year 2005 capital expenditure budget for these activities is estimated currently at approximately $75 million. In addition, the Company leases certain mobile and other equipment used in its operations under operating leases that in the normal course of business are renewed or replaced by subsequent leases.

The Company's estimated future payments under its material contractual obligations are summarized as follows:

		Future Payments by Period			
In thousands	Total	2005	2006	2007-2008	After 2008
Long-term debt	$603,579	$ 699	$ 687	$ 1,816	$600,377
Convertible subordinated debentures	199,937	–	–	–	199,937
Leases	64,510	18,890	9,410	13,034	23,176
Total contractual obligations	$868,026	$19,589	$10,097	$14,850	$823,490

Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced. Outstanding letters of credit generally only collateralize payment of recorded liabilities.

As discussed in Notes to Consolidated Financial Statements entitled "Retirement Plans" on pages 33 through 36, the Company contributed $1.5 million to a defined benefit pension plan in 2004 and expects to make a contribution of $4.1 million in 2005. The Company paid benefits under a health benefit plan of $500,000 in 2004 and expects to pay a similar amount in 2005. The Company paid benefits under a series of non-qualified defined benefit plans of $2.3 million in 2004 and expects to pay a similar amount in 2005.

We expect cash from operations and available borrowings under the senior secured credit facility to be sufficient to provide funds for capital expenditure commitments, scheduled debt repayments and working capital needs for at least the next year.

Cash Flows

Net cash provided by operations was $16.9 million, compared to $56.9 million in the prior year. Operating cash flows excluding repurchases of trade receivables increased $66.0 million primarily as a result of increased net income and the related effect on deferred taxes. Changes in working capital items were primarily the result of higher Steel prices and shipments that increased net receivables $37.5 million and the Company's June 2003 refinancing that increased accrued interest $23.6 million. In addition, the Company funded the repurchase of $115.5 million of trade receivables out of the proceeds of the June 2003 refinancing.

Net cash provided by investing activities was $13.3 million, compared to $42.1 million used in the prior year. Capital expenditures for normal replacement and technological upgrades of existing equipment and expansions of the Company's operations excluding major plant expansions were $29.8 million, down $25.0 million from the prior year. Proceeds from disposal of assets result from the routine sale of surplus operating assets, which in 2004 includes the proceeds from the sale of the Company's brick production facilities in Texas and Louisiana and in 2003 includes the collection of notes receivable related to disposals in 2001.

Net cash provided by financing activities was $105.3 million, compared to $16.0 million used in the prior year. The proceeds from the June 2003 refinancing net of issuance and retirement costs funded the repurchase of trade receivables. The Company terminated its August 2003 interest rate swap agreements resulting in a gain of $8.4 million and entered into new interest rate swap agreements. The Company's quarterly cash dividend of $.075 per common share remained unchanged from the prior year.

OTHER ITEMS

Litigation

In November 1998, Chaparral Steel Company, a 100% owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. The Company has now obtained settlements from all the major producers named in the action and does not anticipate any material future settlements.

Environmental Matters

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

Market Risk

The Company has not historically entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of the Company's investments, changes in market interest rates would not have a significant impact on their fair value.

As noted under Liquidity and Capital Resources, the Company on June 6, 2003, issued $600 million of 10.25% senior notes maturing June 15, 2011. The refinancing increased the amount of fixed rate debt outstanding, and added approximately 3% to its average effective interest rate. The fair value of the debt will vary as interest rates change. At May 31, 2004, the fair value of long-term debt, estimated based on broker/dealer quoted market prices, is approximately $630.6 million compared to the carrying amount of $599.1 million and the fair value of convertible subordinated debentures, estimated based on NYSE quoted market prices, is approximately $178.3 million compared to the carrying amount of $199.9 million.

The Company has outstanding interest rate swap agreements that change the characteristics of the interest payments on $300 million of the underlying fixed rate debt from fixed rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the Company's long-term debt which, over time, is expected to moderate financing costs. The swap is sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from the date of the refinancing, annual pretax interest expense would increase (decrease) by $3 million.

Change in Principles of Consolidation

Effective February 29, 2004, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." Prior to its adoption the Company consolidated all majority owned subsidiaries. FIN 46 provides that a variable interest entity is to be consolidated by its primary beneficiary. The Company has a variable interest in a subsidiary trust that has mandatorily redeemable preferred securities outstanding with a liquidation value of $199.9 million. These securities were previously reported on the Company's balance sheet as Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Holding Solely Company Convertible Debentures. The trust is a variable interest entity under FIN 46 because the Company has a limited ability to make decisions about its activities. However, the Company is not the primary beneficiary of the trust, and therefore, the trust and the mandatorily redeemable preferred securities issued by the trust are no longer reported on the Company's balance sheet. Instead, the convertible subordinated debentures held by the trust which previously were eliminated in the Company's consolidated financial statements are reported on its balance sheet. Distributions on the mandatorily redeemable preferred securities are no longer reported on the Company's statements of operations, but interest on the debentures is recorded as interest expense. These reclassifications are reflected for all periods presented and have no overall effect on the Company's results of operations or financial position.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on the Company's business, construction activity in the Company's markets, abnormal periods of inclement weather, changes in the cost of raw materials, fuel and energy, and the impact of environmental laws and other regulations. For further information refer to the Company's Annual Report on Form 10-K for the year ended May 31, 2004.

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands	May 31, 2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 141,628	$ 6,204
Accounts receivable – net	211,535	59,849
Inventories	266,533	270,773
Deferred taxes and prepaid expenses	34,954	37,375
TOTAL CURRENT ASSETS	654,650	374,201
OTHER ASSETS		
Goodwill	146,474	146,474
Real estate and investments	47,006	43,600
Deferred charges and intangibles	32,354	25,967
	225,834	216,041
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	220,812	218,687
Buildings	101,192	101,490
Machinery and equipment	1,733,065	1,712,285
Construction in progress	24,405	47,724
	2,079,474	2,080,186
Less depreciation and depletion	1,015,825	940,818
	1,063,649	1,139,368
	$ 1,944,133	$ 1,729,610
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Trade accounts payable	$ 108,557	$ 120,477
Accrued interest, wages and other items	78,699	43,376
Current portion of long-term debt	699	732
TOTAL CURRENT LIABILITIES	187,955	164,585
LONG-TERM DEBT	598,412	477,145
CONVERTIBLE SUBORDINATED DEBENTURES	199,937	199,937
DEFERRED INCOME TAXES AND OTHER CREDITS	195,845	160,434
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	25,067	25,067
Additional paid-in capital	261,455	260,936
Retained earnings	568,596	538,584
Cost of common stock in treasury	(88,652)	(91,186)
Pension liability adjustment	(4,482)	(5,892)
	761,984	727,509
	$ 1,944,133	$ 1,729,610

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands except per share	Year Ended May 31, 2004	2003	2002
NET SALES	$1,672,503	$1,364,109	$1,447,642
COSTS AND EXPENSES (INCOME)			
Cost of products sold	1,479,657	1,270,081	1,236,944
Selling, general and administrative	103,351	92,961	109,151
Interest	73,698	45,882	53,680
Loss on early retirement of debt	12,302	–	–
Other income	(48,050)	(4,424)	(24,683)
	1,620,958	1,404,500	1,375,092
INCOME (LOSS) BEFORE INCOME TAXES AND ACCOUNTING CHANGE	51,545	(40,391)	72,550
Income taxes (benefit)	14,126	(16,194)	21,274
INCOME (LOSS) BEFORE ACCOUNTING CHANGE	37,419	(24,197)	51,276
Cumulative effect of accounting change – net of income taxes	(1,071)	–	–
NET INCOME (LOSS)	$ 36,348	$ (24,197)	$ 51,276
Basic earnings (loss) per share			
Income (loss) before accounting change	$ 1.77	$ (1.15)	$ 2.43
Cumulative effect of accounting change	(.05)	–	–
Net income (loss)	$ 1.72	$ (1.15)	$ 2.43
Diluted earnings (loss) per share			
Income (loss) before accounting change	$ 1.74	$ (1.15)	$ 2.38
Cumulative effect of accounting change	(.05)	–	–
Net income (loss)	$ 1.69	$ (1.15)	$ 2.38
Average shares outstanding			
Basic	21,183	21,123	21,072
Diluted	21,572	21,123	21,517
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year Ended May 31, 2004	2003	2002
OPERATING ACTIVITIES			
Net income (loss)	$ 36,348	$ (24,197)	$ 51,276
Adjustments to reconcile net income to net cash			
Cumulative effect of accounting change	1,071	–	–
Loss on early retirement of debt	12,302	–	–
Loss (gain) on disposal of assets	(37,635)	1,774	(738)
Depreciation, depletion and amortization	97,117	97,112	100,737
Deferred taxes (benefit)	13,297	(18,036)	25,832
Other – net	5,373	6,588	1,685
Changes in operating assets and liabilities			
Receivables repurchased	(115,514)	(9,486)	–
Accounts receivable – net	(36,403)	(7,254)	20,660
Inventories and prepaid expenses	6,824	1,755	(7,058)
Accounts payable and accrued liabilities	25,412	4,510	(24,098)
Other credits	8,728	4,137	2,677
Net cash provided by operations	16,920	56,903	170,973
INVESTING ACTIVITIES			
Capital expenditures	(29,763)	(54,734)	(29,662)
Proceeds from disposal of assets	47,315	11,308	6,147
Other – net	(4,301)	1,340	(6,023)
Net cash provided (used) by investing	13,251	(42,086)	(29,538)
FINANCING ACTIVITIES			
Long-term borrowings	718,097	366,640	382,300
Debt retirements	(592,398)	(372,960)	(521,598)
Debt issuance costs	(16,378)	–	–
Debt retirement costs	(8,605)	–	–
Proceeds from interest rate swap terminations	8,358	–	–
Common dividends paid	(6,336)	(6,315)	(6,284)
Other – net	2,515	(3,408)	2,843
Net cash provided (used) by financing	105,253	(16,043)	(142,739)
Increase (decrease) in cash and cash equivalents	135,424	(1,226)	(1,304)
Cash and cash equivalents at beginning of year	6,204	7,430	8,734
Cash and cash equivalents at end of year	$ 141,628	$ 6,204	$ 7,430

See notes to consolidated financial statements.

TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

$ In thousands except per share	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Pension Liability Adjustment	Total Shareholders' Equity
May 31, 2001	$25,067	$258,531	$524,104	$(95,457)	$ –	$712,245
Net income			51,276			51,276
Common dividends paid – $.30 per share			(6,284)			(6,284)
Treasury shares issued for bonuses and options – 203,695 shares		1,560		3,819		5,379
Treasury shares purchased – 5,248 shares				(206)		(206)
May 31, 2002	25,067	260,091	569,096	(91,844)	–	762,410
Net loss			(24,197)			(24,197)
Pension liability adjustment – net of tax					(5,892)	(5,892)
Common dividends paid – $.30 per share			(6,315)			(6,315)
Treasury shares issued for bonuses and options and conversion of subordinated debentures – 35,220 shares		845		660		1,505
Treasury shares purchased – 72 shares				(2)		(2)
May 31, 2003	25,067	260,936	538,584	(91,186)	(5,892)	727,509
Net income			36,348			36,348
Pension liability adjustment – net of tax					1,410	1,410
Common dividends paid – $.30 per share			(6,336)			(6,336)
Treasury shares issued for bonuses and options – 159,690 shares		519		2,994		3,513
Treasury shares purchased – 19,733 shares				(460)		(460)
May 31, 2004	$25,067	$261,455	$568,596	$(88,652)	$(4,482)	$761,984

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Texas Industries, Inc. and subsidiaries (unless the context indicates otherwise, collectively, the "Company" or "TXI") is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and steel bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products from facilities concentrated in Texas, Louisiana and California, with several products marketed throughout the United States. Through the Steel segment, the Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels from facilities located in Texas and Virginia, for markets in North America.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except a subsidiary trust in which the Company has a variable interest but is not the primary beneficiary.

Effective February 29, 2004, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." Prior to its adoption the Company consolidated all majority owned subsidiaries. FIN 46 provides that a variable interest entity is to be consolidated by its primary beneficiary. The Company has a variable interest in a subsidiary trust that has mandatorily redeemable preferred securities outstanding with a liquidation value of $199.9 million. These securities were previously reported on the Company's balance sheet as Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Holding Solely Company Convertible Debentures. The trust is a variable interest entity under FIN 46 because the Company has a limited ability to make decisions about its activities. However, the Company is not the primary beneficiary of the trust, and therefore, the trust and the mandatorily redeemable preferred securities issued by the trust are no longer reported on the Company's balance sheet. Instead, the convertible subordinated debentures held by the trust which previously were eliminated in the Company's consolidated financial statements are reported on its balance sheet. Distributions on the mandatorily redeemable preferred securities are no longer reported on the Company's statements of operations, but interest on the debentures is recorded as interest expense. These reclassifications are reflected for all periods presented and have no overall effect on the Company's results of operations or financial position.

Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2004 approximates its carrying value except for long-term debt having fixed interest rates and convertible subordinated debentures. The fair value of long-term debt at May 31, 2004, estimated based on broker/dealer quoted market prices, is approximately $630.6 million compared to the carrying amount of $599.1 million. The fair value of convertible subordinated debentures at May 31, 2004, estimated based on NYSE quoted market prices, is approximately $178.3 million compared to the carrying amount of $199.9 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If the Company is aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company's primary operating facilities range from 10 to 20 years. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the Steel facilities are amortized over the benefited period, typically 12 to 24 months.

Goodwill. Management tests goodwill for impairment at least annually by each reporting unit. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors. Goodwill identified with CAC's California cement operations resulted from the acquisition of Riverside Cement Company. Goodwill identified with Steel's Texas operations resulted from the acquisition of Chaparral Steel Company. In each case the fair value of the respective reporting unit exceeds its carrying value. At both May 31, 2004 and 2003, the carrying value of CAC goodwill was $61.3 million and the carrying value of Steel goodwill was $85.2 million.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $11.2 million and $11.6 million at May 31, 2004 and 2003, respectively.

Investments are composed primarily of life insurance contracts that may be used to fund certain Company benefit agreements. The contracts, recorded at their net cash surrender value, totaled $34.2 million (net of distributions of $52.5 million) at May 31, 2004 and $30.1 million (net of distributions of $50.2 million) at May 31, 2003. Subsequent to May 31, 2004 substantially all distributed amounts were repaid. Charges incurred on the distributions of $3.3 million in 2004, $3.6 million in 2003 and $3.6 million in 2002 were included in interest expense.

Deferred Charges and Intangibles. Deferred charges are composed primarily of debt issuance costs that totaled $19.7 million and $9.7 million at May 31, 2004 and 2003, respectively. The costs are associated with various debt issues and amortized over the term of the related debt.

Intangibles are composed of non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over periods of 5 to 15 years. Their carrying value, adjusted for write-offs, totaled $2.1 million at May 31, 2004 and $2.5 million at May 31, 2003, net of accumulated amortization of $3.8 million at May 31, 2004 and $3.6 million at May 31, 2003. Amortization expense incurred was $400,000 in 2004, $900,000 in 2003 and $1.2 million in 2002. Estimated amortization expense for each of the five succeeding years is $400,000 in 2005 and $300,000 per year thereafter.

Other Credits. Other credits of $68.5 million at May 31, 2004 and $44.8 million at May 31, 2003 are composed primarily of liabilities related to the Company's retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement of long-lived assets.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through a charge to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company incurs legal obligations for asset retirement as part of its normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Prior to the adoption of SFAS No. 143, the Company generally accrued for land reclamation obligations related to its aggregate mining process on the unit of production basis and for its other obligations as incurred. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates. The initial application of the new rules resulted in an increase in net property, plant and equipment of $500,000, a net increase in asset retirement obligation liabilities of $2.2 million and a pretax cumulative charge of $1.7 million.

Changes in asset retirement obligations for the year ended May 31, 2004 are as follows (in thousands):

Balance at June 1, 2003	$4,092
Accretion expense	358
Additions	185
Settlements	(197)
Revisions	554
Balance at May 31, 2004	$4,992

The pro forma effect of assuming that the adoption of SFAS No. 143 was applied retroactively was not material to net income (loss) or the related per-share amounts for 2003 and 2002.

Pension Liability Adjustment. The pension liability adjustment to shareholders' equity of $4.5 million at May 31, 2004 (net of tax of $2.4 million) compared to $5.9 million at May 31, 2003 (net of tax of $3.2 million) relates to a defined benefit retirement plan covering approximately 600 employees and retirees of an acquired subsidiary. Comprehensive income or loss consists of net income or loss and the pension liability adjustment to shareholders' equity. In 2004, comprehensive income was $37.8 million. In 2003, comprehensive loss was $30.1 million. In 2002, comprehensive income was the same as net income.

Net Sales. Sales are recognized when title has transferred and products are delivered. The Company includes delivery fees in the amount it bills customers to the extent needed to recover the Company's cost of freight and delivery. Net sales are presented as revenues including these delivery fees.

Other Income. Other income in 2004 includes a gain of $34.7 million resulting from the sale of the Company's Texas and Louisiana brick production facilities. Additional routine sales of surplus operating assets and real estate resulted in gains of $3.8 million in 2004, $300,000 in 2003 and $8.6 million in 2002. Also included in other income was $4.2 million in 2004, $500,000 in 2003 and $9.6 million in 2002 resulting from the Company's litigation against certain graphite electrode suppliers.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period including certain contingently issuable shares.

Contingently issuable shares relate to deferred compensation agreements in which directors elected to defer annual and meeting fees or executives elected to defer incentive compensation and vested shares under the Company's former stock awards program. The shares are considered contingently issuable because the director or executive has an unconditional right to the shares to be issued. The deferred compensation is denominated in shares of the Company's common stock and issued upon retirement or at such earlier date as approved by the Company. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of convertible subordinated debentures, stock options and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2004	2003	2002
Earnings			
Income (loss) before accounting change	$37,419	$(24,197)	$51,276
Cumulative effect of accounting change	(1,071)	–	–
Net income (loss)	$36,348	$(24,197)	$51,276
Shares			
Weighted-average shares outstanding	21,113	21,049	20,927
Contingently issuable shares	70	74	145
Basic weighted-average shares	21,183	21,123	21,072
Convertible subordinated debentures	–	–	–
Stock option and award dilution	389	–	445
Diluted weighted-average shares*	21,572	21,123	21,517
Basic earnings (loss) per share			
Income (loss) before accounting change	$ 1.77	$ (1.15)	$ 2.43
Cumulative effect of accounting change	(.05)	–	–
Net income (loss)	$ 1.72	$ (1.15)	$ 2.43
Diluted earnings (loss) per share			
Income (loss) before accounting change	$ 1.74	$ (1.15)	$ 2.38
Cumulative effect of accounting change	(.05)	–	–
Net income (loss)	$ 1.69	$ (1.15)	$ 2.38
*Shares excluded due to antidilutive effect			
Convertible subordinated debentures	2,888	2,888	2,889
Stock options and awards	1,305	2,568	578

Stock-based Compensation. The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because each option's exercise price is set at the stock's fair market value on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant recognizing compensation expense ratably over the vesting period. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model. No options were granted in 2004. In 2003, the weighted-average fair value of options granted was $8.20 based on weighted average assumptions for dividend yield of 1.33%, volatility factor of .361, risk-free interest rate of 3.38% and expected life in years of 6.4. In 2002, the weighted-average fair value of options granted was $14.57 based on weighted average assumptions for dividend yield of .83%, volatility factor of .350, risk-free interest rate of 4.77% and expected life in years of 6.4.

If the Company had recognized compensation expense for the stock option plan based on the fair value at the grant dates for awards, the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

In thousands except per share	2004	2003	2002
Net income (loss)			
As reported	$36,348	$(24,197)	$51,276
Plus: stock-based compensation included in the determination of net income (loss) as reported, net of tax	1,386	270	811
Less: fair value of stock-based compensation, net of tax	(4,866)	(3,964)	(4,082)
Pro forma	$32,868	$(27,891)	$48,005
Basic earnings (loss) per share			
As reported	$ 1.72	$ (1.15)	$ 2.43
Pro forma	1.55	(1.32)	2.28
Diluted earnings (loss) per share			
As reported	1.69	(1.15)	2.38
Pro forma	1.52	(1.32)	2.23

WORKING CAPITAL

Working capital totaled $466.7 million at May 31, 2004, compared to $209.6 million at May 31, 2003.

Accounts receivable are presented net of allowances for doubtful receivables of $5.3 million at May 31, 2004 and $4.4 million at May 31, 2003. Provisions for bad debts charged to expense were $4.6 million in 2004, $2.9 million in 2003 and $9.6 million in 2002. Uncollectible accounts written off amounted to $3.7 million in 2004, $3.2 million in 2003 and $7.5 million in 2002.

In March 1999, the Company entered into an agreement to sell, on a revolving basis, an interest in a defined pool of trade receivables of up to $125 million. Sales were reflected as reductions of accounts receivable and as operating cash flows. At May 31, 2003 the interest sold totaled $115.5 million. Fees and expenses of $2.8 million in 2003 and $4.2 million in 2002 were included in selling, general and administrative expense. On June 6, 2003, the Company entered into an agreement whereby the entire outstanding interest in the defined pool of trade receivables previously sold was repurchased and the agreement to sell receivables was terminated. The repurchase was reflected as an increase in accounts receivable and a reduction in operating cash flows.

Inventories consist of:

In thousands	2004	2003
Finished products	$ 86,395	$ 83,713
Work in process	56,440	64,072
Raw materials and supplies	123,698	122,988
	$266,533	$270,773

Inventories are stated at cost (not in excess of market) with approximately 63% of inventories using the last-in, first-out ("LIFO") method. If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $49.7 million in 2004 and $16.5 million in 2003. During 2004 certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidation was to decrease cost of products sold by approximately $4.4 million.

Accrued interest, wages and other items consist of:

In thousands	2004	2003
Interest	$ 28,412	$ 4,768
Employee compensation	27,142	18,258
Income taxes	686	931
Property taxes and other	22,459	19,419
	$ 78,699	$ 43,376

LONG-TERM DEBT

Long-term debt is composed of the following:

In thousands	2004	2003
Senior secured credit facility expiring in 2007	$ –	$ –
Senior notes due in 2011, interest rate 10.25%	600,000	–
Interest rate swaps		
Fair value adjustment	(12,570)	–
Unamortized gains on termination	8,102	–
Pollution control bonds due through 2007, interest rate 3% (75% of prime)	3,175	3,855
Refinanced debt	–	473,500
Other	404	522
	599,111	477,877
Less current maturities	699	732
	$598,412	$477,145

Maturities of long-term debt for each of the five succeeding years are $700,000 per year through 2007, $1.1 million for 2008 and none for 2009.

Refinancing. On June 6, 2003, the Company issued $600 million of 10.25% senior notes maturing June 15, 2011. A portion of the net proceeds was used to repay $473.5 million of the outstanding debt at May 31, 2003. The remaining proceeds were used to repurchase the entire outstanding interest in the defined pool of trade receivables previously sold. To replace the terminated revolving credit facility and agreement to sell receivables, the Company entered into a new senior secured credit facility expiring June 6, 2007. The Company recognized a loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid.

Senior Secured Credit Facility. Available borrowings under the senior secured credit facility were lowered from $200 million to $100 million effective May 27, 2004. The Company recognized a loss on early retirement of debt of $1.1 million, representing a termination fee of $100,000 and a write-off of $1.0 million of debt issuance costs related to the portion of the facility that was terminated. Borrowings under the facility are limited based on the net amounts of eligible accounts receivable. Borrowings bear annual interest at either the LIBOR rate plus 2.25% or the prime rate plus .25%. These interest rate margins are subject to performance price adjustments. Commitment fees at an annual rate of .375% are to be paid on the unused portion of the facility. The Company may terminate the facility at any time, and under certain circumstances may be required to pay a termination fee.

The senior secured credit facility is collateralized by first priority liens on substantially all of the Company's existing and future acquired accounts receivable, inventory, deposit accounts, and certain of its general intangibles. The agreement contains covenants restricting, among other things, prepayment or redemption of notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, there is the requirement to meet certain financial tests and to maintain certain financial ratios if the excess availability under the senior secured credit facility falls below $30 million, including maintaining a fixed charge coverage ratio and meeting a minimum tangible net worth test.

No borrowings were outstanding under the senior secured credit facility at May 31, 2004; however, $29.8 million of the facility was utilized to support letters of credit and hedge obligations.

The Company's ability to incur additional debt is currently limited to $70.2 million of available borrowings under the senior secured credit facility. The payment of cash dividends on common stock is currently limited to an annual amount of $7.0 million.

Senior Notes. The senior notes represent general unsecured senior obligations of the Company. The senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its subsidiaries and financing activities. All consolidated subsidiaries of the Company are 100% owned and, excluding minor subsidiaries without operations or material assets, have provided a joint and several, full and unconditional guarantee of the securities. The terms of the notes contain covenants that among other things provide for restrictions on the payment of dividends or repurchasing common stock, making certain investments, incurring additional debt or selling preferred stock, creating liens, and transferring assets. The Company is also required to reinvest through capital expenditures the net proceeds from asset sales within 360 days of their receipt. To the extent that the amount not reinvested exceeds $10 million, the Company must make an offer to all note holders to purchase the maximum principal amount of notes that may be purchased out of the remaining proceeds at an offer price equal to 100% of principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The Company has a requirement to reinvest through capital expenditures approximately $24.6 million prior to February 2005. These capital expenditures may be funded, if necessary, from borrowings under the Company's long-term senior secured credit facility. At any time prior to June 15, 2006, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.25% of the principal amount thereof, plus accrued interest, with the net cash proceeds from certain equity offerings. In addition, at any time on or prior to June 15, 2007, the Company may redeem all or part of the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. After June 15, 2007, the Company may redeem all or a part of the notes at a redemption price of 105.125% in 2007, 102.563% in 2008 and 100% in 2009 and thereafter.

Interest Rate Swaps. The Company has outstanding interest rate swap agreements that have the economic effect of modifying the interest obligations associated with $100 million and $200 million of the senior notes, effective January 30, 2004 and April 6, 2004, respectively, such that the interest payable effectively becomes variable based on six-month LIBOR, set on June 15th and December 15th of each year. The interest rate swaps have been designated as fair value hedges and have no ineffective portion. The notional amounts and the termination dates match the principal amounts and maturities of the $300 million portion of the outstanding senior notes. As a result of the interest rate swaps, the current effective interest rate on the hedged portion of the senior notes was reduced to 7.26%.

On March 11, 2004, the Company terminated its August 5, 2003 interest rate swap agreements associated with $200 million of the senior notes resulting in a gain of $8.4 million. The gain was recorded as an increase in the carrying value of the Company's long-term debt and is being amortized as an offset to interest expense over the remaining term of the senior notes.

The amount of interest paid was $47.8 million in 2004, $33.7 million in 2003 and $43.6 million in 2002. No interest was capitalized in the three-year period ended May 31, 2004.

CONVERTIBLE SUBORDINATED DEBENTURES

On June 5, 1998, the Company issued $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures"). TXI Capital Trust I (the "Trust"), a Delaware business trust 100% owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in the Debentures. At May 31, 2004, 3,998,744 Preferred Securities representing an undivided beneficial interest in $199.9 million of the $206.1 million aggregate principal amount of Debentures issued were outstanding.

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. Debentures are convertible at any time prior to the close of business on June 30, 2028, at the option of the holder of the Preferred Securities into shares of the Company's common stock at a conversion rate of .72218 shares of the Company's common stock for each Preferred Security.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent the Trust has funds available therefor and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the Preferred Securities and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

OPERATING LEASES

The Company leases certain mobile and other equipment, office space and other items which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $28.6 million in 2004, $26.2 million in 2003 and $29.0 million in 2002. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $64.5 million at May 31, 2004. Estimated lease payments for each of the five succeeding years are $18.9 million, $9.4 million, $6.7 million, $6.3 million and $5.8 million.

SHAREHOLDERS' EQUITY

Common stock at May 31 consists of:

In thousands	2004	2003
Shares authorized	40,000	40,000
Shares outstanding	21,201	21,061
Shares held in treasury	3,866	4,006
Shares reserved for stock options and other	3,182	3,405

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLAN

The Company's stock option plan as approved by shareholders provided that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Outstanding options become exercisable in installments beginning one year after date of grant and expire ten years later.

A summary of option transactions for the three years ended May 31, 2004, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2001	2,402,005	$30.02
Granted	227,300	36.20
Exercised	(191,362)	23.05
Canceled	(38,790)	38.61
Outstanding at May 31, 2002	2,399,153	31.02
Granted	952,600	22.65
Exercised	(21,880)	23.40
Canceled	(24,450)	40.88
Outstanding at May 31, 2003	3,305,423	28.59
Exercised	(147,735)	20.32
Canceled	(55,420)	33.67
Outstanding at May 31, 2004	3,102,268	$28.89

Options exercisable as of May 31 were 2,025,428 shares in 2004, 1,803,933 shares in 2003 and 1,567,983 shares in 2002 at a weighted-average option price of $30.42, $30.12 and $29.04, respectively. The following table summarizes information about stock options outstanding as of May 31, 2004.

	Range of Exercise Prices		
	$15.31 - $26.38	$27.93 - $37.13	$41.53 - $50.57
Options outstanding			
Shares outstanding	1,780,978	802,340	518,950
Weighted-average remaining life in years	5.68	5.72	4.41
Weighted-average exercise price	$22.72	$32.14	$45.02
Options exercisable			
Shares exercisable	1,027,098	517,440	480,890
Weighted-average exercise price	$22.78	$31.77	$45.29

Outstanding options expire on various dates to May 15, 2013.

INCOME TAXES

The provisions (benefit) for income taxes are composed of:

In thousands	2004	2003	2002
Current	$ 829	$ 1,843	$ (708)
Deferred	13,297	(18,037)	21,982
	$14,126	$(16,194)	$21,274

A reconciliation from income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

In thousands	2004	2003	2002
Taxes at statutory rate	$18,041	$(14,137)	$25,393
Additional depletion	(4,693)	(3,552)	(5,213)
State income taxes	602	406	1,492
Nontaxable insurance benefits	(793)	(905)	(845)
Other – net	969	1,994	447
	$14,126	$(16,194)	$21,274

The components of the net deferred tax liability at May 31 are summarized below.

In thousands	2004	2003
Deferred tax assets		
Deferred compensation	$ 15,200	$ 14,096
Accrued expenses not currently tax deductible	9,043	8,064
Alternative minimum tax credit carryforward	12,969	12,887
Net operating loss carryforward	28,135	31,673
Total deferred tax assets	65,347	66,720
Deferred tax liabilities		
Accelerated tax depreciation	165,981	158,510
Deferred real estate gains	5,590	5,271
Inventory costs	2,790	(48)
Other	4,324	4,560
Total deferred tax liabilities	178,685	168,293
Net deferred tax liability	113,338	101,573
Less current deferred tax asset	(14,034)	(14,015)
Long-term deferred tax liability	$127,372	$115,588

The Company received income tax refunds of $400,000 in 2004 and $2.8 million in 2003 and made income tax payments of $1.6 million, $2.8 million and $2.2 million in 2004, 2003 and 2002, respectively.

As of May 31, 2004, the Company has $13.0 million of alternative minimum tax credit. The credit does not expire and is available for offset against future regular income tax. In addition, the Company has $80.4 million in federal net operating loss carryforwards that expire in 2023. Management believes it is more likely than not that these deferred tax assets will be realized.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

A California subsidiary of the Company operates a cement kiln in Oro Grande, California that became subject to new air quality testing and reporting requirements in June 2002. The Mojave Desert Air Quality Management District believes that the Oro Grande facility did not provide the necessary proof of compliance with these new requirements until September 2003, when it completed a high-temperature stack test. Due to the delay in providing proof of compliance, the District has stated that it intends to fine the Oro Grande facility an amount which exceeds $100,000, although the fine is not expected to be an amount that is financially material to the Company.

The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In November 1998, Chaparral Steel Company, a 100% owned subsidiary, filed an action in the District Court of Ellis County, Texas against certain graphite electrode suppliers seeking damages for illegal restraints of trade in the sale of graphite electrodes. The Company has now obtained settlements from all the major producers named in the action and does not anticipate any material future settlements.

RETIREMENT PLANS

Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $4.6 million in 2004, $6.1 million in 2003 and $6.2 million in 2002. It is the Company's policy to fund the plans to the extent of charges to income.

Approximately 600 employees and retirees of Riverside Cement Company are covered by a defined benefit pension plan and a postretirement health benefit plan. The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

	Defined Pension Benefit			Health Benefit		
In thousands	2004	2003	2002	2004	2003	2002
Service cost	$ 915	$ 780	$ 769	$ 269	$ 105	$ 105
Interest cost	2,363	2,426	2,359	767	309	309
Expected return on plan assets	(2,011)	(2,116)	(2,067)	–	–	–
Amortization of prior service cost	–	–	–	(346)	–	–
Amortization of net actuarial loss	932	216	29	840	–	–
	$ 2,199	$ 1,306	$ 1,090	$ 1,530	$ 414	$ 414
Weighted average assumptions used to determine net cost						
Assumed discount rate	6.00%	7.25%	7.50%	6.00%	7.25%	7.25%
Assumed long-term rate of return on pension plan assets	8.50%	8.50%	8.50%	–	–	–
Average long-term pay progression	3.80%	3.80%	3.80%	–	–	–

The Company contributes amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts considered appropriate. An additional 2004 contribution of $4.1 million is expected to be made in 2005.

Obligation and asset data for the defined benefit pension plan and health benefit plan at May 31, 2004 were as follows:

	Defined Pension Benefit		Health Benefit	
In thousands	2004	2003	2004	2003
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 39,296	$ 33,427	$12,760	$ 4,830
Service cost	915	780	269	105
Interest cost	2,363	2,426	767	309
Participants' contributions	–	–	62	68
Benefits paid	(1,637)	(1,561)	(525)	(440)
Plan amendments	–	–	(6,392)	(4,602)
Actuarial loss (gain)	(1,411)	4,224	725	12,490
Benefit obligation at end of year	$ 39,526	$ 39,296	$ 7,666	$ 12,760
Change in plan assets				
Fair value of plan assets at beginning of year	$ 23,429	$ 24,587	$ –	$ –
Actual return on plan assets	3,509	(1,097)	–	–
Employer contribution	1,500	1,500	463	372
Benefits paid	(1,637)	(1,561)	(463)	(372)
Fair value of plan assets at end of year	$ 26,801	$ 23,429	$ –	$ –
Reconciliation of funded status				
Funded status	$(12,725)	$ (15,867)	$ (7,666)	$(12,760)
Unrecognized net actuarial loss	8,712	12,553	12,336	12,451
Unrecognized prior service cost	–	–	(10,648)	(4,602)
Net accrued benefit cost at end of year	$ (4,013)	$ (3,314)	$ (5,978)	$ (4,911)
Amounts recognized in the balance sheet				
Accrued benefit cost	$ (4,013)	$ (3,314)	$ (5,978)	$ (4,911)
Additional minimum liability	(6,896)	(9,064)	–	–
Pension liability adjustment	6,896	9,064	–	–
Net amount recognized at end of year	$ (4,013)	$ (3,314)	$ (5,978)	$ (4,911)
Accumulated benefit obligation	$ 37,709	$ 36,616	$ –	$ –
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	6.60%	6.00%	6.60%	6.00%
Average long-term pay progression	3.80%	3.80%	–	–

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. The fiduciaries engaged external consultants to conduct an asset and liability study in order to determine the most appropriate investment strategy and asset mix for the plan assets. The expected long-term rate of return on plan assets of 8.5% for 2004 was determined by considering historical and expected returns for each asset class as identified in the asset and liability study and the effect of periodic target asset allocation rebalancing. The long-term rate of inflation was assumed to average 4%. Fixed income returns are expected to exceed the inflation rate by 2% and equity security returns are expected to exceed fixed income returns by 5%.

The actual defined benefit pension plan asset allocation at May 31, 2004 and 2003, and the target asset allocation for 2005, by asset category were as follows:

% of Plan Assets	2004	2003	Target 2005
Fixed income securities	42%	55%	45%
Equity securities	58%	45%	55%
	100%	100%	100%

The health benefit plan provisions were amended in the prior year for non-union active employees such that a non-union active employee who did not retire on or before December 31, 2003 is no longer eligible for any postretirement medical and/or life insurance benefits. Additional plan changes effective January 1, 2005 and January 1, 2007 reduce the percentage of the annual cost of the retiree's and dependent's health insurance to be paid by the Company and set a limit on the total annual cost the Company will incur.

The assumed health care cost trend rates attributed to all participant age groups were 12% for 2004 and 11% for 2005, declining to an ultimate trend rate of 6% in 2009. Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the health benefit obligation at May 31, 2004 by approximately $400,000 and $300,000, respectively, and the 2004 plan expense by approximately $200,000 and $100,000, respectively.

The U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a new federal prescription drug benefit effective in 2006. In accordance with Financial Accounting Standards Board Staff Position No. 106-1, the Company has elected to defer the recognition of the effects of the Act on the May 31, 2004 accumulated health benefit obligation.

The Company has a series of financial security plans ("FSP") that are non-qualified defined benefit plans providing death and retirement benefits to substantially all of the Company's executive and key managerial employees. The plans are contributory but not funded.

Life insurance contracts have been purchased that may be used to fund the FSP payments. These insurance contracts, recorded at their net cash surrender value, totaled $34.2 million (net of distributions of $52.5 million) at May 31, 2004 and $30.1 million (net of distributions of $50.2 million) at May 31, 2003.

The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 7% in 2004. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the balance sheet. The amount of FSP benefit expense charged to costs and expenses was as follows:

In thousands	2004	2003	2002
Service cost	$2,061	$2,057	$2,005
Interest cost	1,853	1,703	1,539
Amortization of transition amount	188	188	188
Recognized actuarial loss (gain)	1,452	221	(147)
Participant contributions	(503)	(497)	(470)
	$5,051	$3,672	$3,115

The following provides a reconciliation of the FSP benefit obligation.

In thousands	2004	2003
Change in projected benefit obligation		
Benefit obligation at beginning of year	$24,199	$22,289
Service cost	2,061	2,057
Interest cost	1,853	1,703
Amortization of transition amount	188	188
Recognized actuarial loss	1,452	221
Benefits paid	(2,250)	(2,259)
Benefit obligation/funded status at end of year	$27,503	$24,199

INCENTIVE PLANS

All personnel employed as of May 31 and not subject to production-based incentive awards share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company's Board of Directors. Incentive compensation included in selling, general and administrative expense was $8.5 million in 2004, $1.3 million in 2003 and $3.5 million in 2002.

BUSINESS SEGMENTS

The Company has two reportable segments: cement, aggregate and concrete products (the "CAC" segment) and steel (the "Steel" segment). The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because of significant differences in manufacturing processes, distribution and markets served. Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products. Through the Steel segment, the Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a major business segment. Operating results and certain other financial data for the Company's business segments are presented on pages 10 and 11 under "Business Segments" of Management's Discussion and Analysis of Financial Condition and Results of Operations, and are incorporated herein by reference.

CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's senior notes were issued by Texas Industries, Inc. (the parent company), which has no independent assets or operations, excluding amounts related to its investments in its subsidiaries and financing activities. All consolidated subsidiaries of the Company are 100% owned and, excluding the Company's accounts receivable subsidiary and other minor subsidiaries without operations or material assets, provided a joint and several, full and unconditional guarantee of the securities. There are no significant restrictions on the parent company's ability to obtain funds from any of the guarantor subsidiaries in the form of a dividend or loan. Additionally, there are no significant restrictions on the various guarantor subsidiaries' ability to obtain funds from its direct or indirect subsidiaries.

The Company's accounts receivable subsidiary was established in March 1999 to facilitate the Company's agreement to sell, on a revolving basis, an undivided interest in a defined pool of trade receivables. At May 31, 2003, the subsidiary had total assets of $54.1 million. However, on June 6, 2003, in connection with the issuance of the senior notes, the Company repurchased the entire outstanding interest in the defined pool of trade receivables previously sold and terminated the agreement to sell trade receivables. The repurchased trade receivables were subsequently transferred to the respective operating entities. Effective May 27, 2004, the subsidiary was merged into the parent company.

The following condensed consolidating balance sheets, statements of operations and statements of cash flows are provided for the parent company, all guarantor subsidiaries and all non-guarantor subsidiaries. The information has been presented as if the parent company accounted for its ownership of the guarantor and non-guarantor subsidiaries using the equity method of accounting.

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating balance sheet at May 31, 2004					
Cash and cash equivalents	$ 134,813	$ 6,815	$ –	$ –	$ 141,628
Accounts receivable – net	–	211,535	–	–	211,535
Inventories	–	266,533	–	–	266,533
Deferred taxes and prepaid expenses	37	34,917	–	–	34,954
Total current assets	134,850	519,800	–	–	654,650
Goodwill	–	146,474	–	–	146,474
Real estate and investments	–	47,006	–	–	47,006
Deferred charges and intangibles	21,687	10,667	–	–	32,354
Deferred income taxes	32,053	–	–	(32,053)	–
Investment in subsidiaries	1,083,377	–	–	(1,083,377)	–
Intercompany receivables	765,806	429,398	–	(1,195,204)	–
Property, plant and equipment – net	–	1,064,157	–	(508)	1,063,649
Total assets	$2,037,773	$2,217,502	$ –	$(2,311,142)	$1,944,133
Trade accounts payable	$ 35	$ 108,522	$ –	$ –	$ 108,557
Accrued interest, wages and other items	29,088	49,611	–	–	78,699
Current portion of long-term debt	680	19	–	–	699
Total current liabilities	29,803	158,152	–	–	187,955
Intercompany payables	429,398	765,806	–	(1,195,204)	–
Long-term debt	598,027	385	–	–	598,412
Convertible subordinated debentures	199,937	–	–	–	199,937
Deferred income taxes and other credits	14,142	213,910	–	(32,207)	195,845
Shareholders' equity	766,466	1,079,249	–	(1,083,731)	761,984
Total liabilities and shareholders' equity	$2,037,773	$2,217,502	$ –	$(2,311,142)	$1,944,133
Condensed consolidating balance sheet at May 31, 2003					
Cash and cash equivalents	$ 4,161	$ 2,038	$ 5	$ –	$ 6,204
Accounts receivable – net	–	5,581	54,076	192	59,849
Inventories	–	270,773	–	–	270,773
Deferred taxes and prepaid expenses	54	37,235	–	86	37,375
Total current assets	4,215	315,627	54,081	278	374,201
Goodwill	–	146,474	–	–	146,474
Real estate and investments	–	43,600	–	–	43,600
Deferred charges and intangibles	11,764	14,203	–	–	25,967
Deferred income taxes	32,491	–	–	(32,491)	–
Investment in subsidiaries	1,081,610	–	–	(1,081,610)	–
Intercompany receivables	780,095	493,393	–	(1,273,488)	–
Property, plant and equipment – net	–	1,139,876	–	(508)	1,139,368
Total assets	$1,910,175	$2,153,173	$54,081	$(2,387,819)	$1,729,610
Trade accounts payable	$ 57	$ 120,420	$ –	$ –	$ 120,477
Accrued interest, wages and other items	4,435	38,748	193	–	43,376
Current portion of long-term debt	680	52	–	–	732
Total current liabilities	5,172	159,220	193	–	164,585
Intercompany payables	493,393	727,707	52,388	(1,273,488)	–
Long-term debt	476,675	470	–	–	477,145
Convertible subordinated debentures	199,937	–	–	–	199,937
Deferred income taxes and other credits	1,597	191,328	–	(32,491)	160,434
Shareholders' equity	733,401	1,074,448	1,500	(1,081,840)	727,509
Total liabilities and shareholders' equity	$1,910,175	$2,153,173	$54,081	$(2,387,819)	$1,729,610

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated

Condensed consolidating statement of operations for year ended May 31, 2004

	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net sales	$ –	$1,672,503	$ –	$ –	$1,672,503
Costs and expenses (income)					
Cost of products sold	–	1,479,657	–	–	1,479,657
Selling, general and administrative	1,813	101,502	36	–	103,351
Interest	70,493	56,499	31	(53,325)	73,698
Loss on early retirement of debt	12,302	–	–	–	12,302
Other income	(88,382)	(13,118)	(67)	53,517	(48,050)
	(3,774)	1,624,540	–	192	1,620,958
Income (loss) before the following items	3,774	47,963	–	(192)	51,545
Income taxes (benefit)	(10,892)	25,085	–	(67)	14,126
	14,666	22,878	–	(125)	37,419
Accounting change – net of income taxes	–	(1,071)	–	–	(1,071)
Equity in earnings (loss) of subsidiaries	21,682	–	–	(21,682)	–
Net income (loss)	$ 36,348	$ 21,807	$ –	$(21,807)	$ 36,348

Condensed consolidating statement of operations for year ended May 31, 2003

	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net sales	$ –	$1,364,109	$ –	$ –	$1,364,109
Costs and expenses (income)					
Cost of products sold	–	1,270,104	–	(23)	1,270,081
Selling, general and administrative	969	89,184	2,808	–	92,961
Interest	55,101	58,248	1,653	(69,120)	45,882
Loss on early retirement of debt	–	–	–	–	–
Other income	(58,539)	(10,493)	(4,461)	69,069	(4,424)
	(2,469)	1,407,043	–	(74)	1,404,500
Income (loss) before the following items	2,469	(42,934)	–	74	(40,391)
Income taxes (benefit)	864	(17,084)	–	26	(16,194)
	1,605	(25,850)	–	48	(24,197)
Accounting change – net of income taxes	–	–	–	–	–
Equity in earnings (loss) of subsidiaries	(25,802)	–	–	25,802	–
Net income (loss)	$(24,197)	$ (25,850)	$ –	$ 25,850	$ (24,197)

Condensed consolidating statement of operations for year ended May 31, 2002

	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Net sales	$ –	$1,447,642	$ –	$ –	$1,447,642
Costs and expenses (income)					
Cost of products sold	–	1,236,984	–	(40)	1,236,944
Selling, general and administrative	739	104,157	4,255	–	109,151
Interest	63,544	57,778	2,644	(70,286)	53,680
Loss on early retirement of debt	–	–	–	–	–
Other income	(59,259)	(28,912)	(6,899)	70,387	(24,683)
	5,024	1,370,007	–	61	1,375,092
Income (loss) before the following items	(5,024)	77,635	–	(61)	72,550
Income taxes (benefit)	(1,758)	23,053	–	(21)	21,274
	(3,266)	54,582	–	(40)	51,276
Accounting change – net of income taxes	–	–	–	–	–
Equity in earnings (loss) of subsidiaries	54,542	–	–	(54,542)	–
Net income (loss)	$ 51,276	$ 54,582	$ –	$(54,582)	$ 51,276

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2004					
Net cash provided (used) by operations	$ (12,579)	$29,504	$ (5)	$ –	$ 16,920
Investing activities					
Capital expenditures	–	(29,763)	–	–	(29,763)
Proceeds from disposal of assets	37,858	9,457	–	–	47,315
Other – net	–	(4,301)	–	–	(4,301)
Net cash provided (used) by investing	37,858	(24,607)	–	–	13,251
Financing activities					
Long-term borrowings	718,097	–	–	–	718,097
Debt retirements	(592,278)	(120)	–	–	(592,398)
Debt issuance costs	(16,378)	–	–	–	(16,378)
Debt retirement costs	(8,605)	–	–	–	(8,605)
Proceeds from interest rate swap terminations	8,358	–	–	–	8,358
Common dividends paid	(6,336)	–	–	–	(6,336)
Other – net	2,515	–	–	–	2,515
Net cash provided (used) by financing	105,373	(120)	–	–	105,253
Increase (decrease) in cash and cash equivalents	130,652	4,777	(5)	–	135,424
Cash and cash equivalents at beginning of year	4,161	2,038	5	–	6,204
Cash and cash equivalents at end of year	$134,813	$ 6,815	$ –	$ –	$141,628
Condensed consolidating statement of cash flows for year ended May 31, 2003					
Net cash provided (used) by operations	$ (1,922)	$58,825	$ –	$ –	$ 56,903
Investing activities					
Capital expenditures	–	(54,734)	–	–	(54,734)
Proceeds from disposal of assets	–	11,308	–	–	11,308
Other – net	–	1,340	–	–	1,340
Net cash provided (used) by investing	–	(42,086)	–	–	(42,086)
Financing activities					
Long-term borrowings	366,640	–	–	–	366,640
Debt retirements	(370,320)	(2,640)	–	–	(372,960)
Debt issuance costs	–	–	–	–	–
Debt retirement costs	–	–	–	–	–
Proceeds from interest rate swap terminations	–	–	–	–	–
Common dividends paid	(6,315)	–	–	–	(6,315)
Other – net	(948)	(2,460)	–	–	(3,408)
Net cash provided (used) by financing	(10,943)	(5,100)	–	–	(16,043)
Increase (decrease) in cash and cash equivalents	(12,865)	11,639	–	–	(1,226)
Cash and cash equivalents at beginning of year	17,026	(9,601)	5	–	7,430
Cash and cash equivalents at end of year	$ 4,161	$ 2,038	$ 5	$ –	$ 6,204

In thousands	Texas Industries, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
Condensed consolidating statement of cash flows for year ended May 31, 2002					
Net cash provided (used) by operations	$161,087	$ 9,886	$ –	$ –	$170,973
Investing activities					
Capital expenditures	–	(29,662)	–	–	(29,662)
Proceeds from disposal of assets	–	6,147	–	–	6,147
Other – net	(3,389)	(2,634)	–	–	(6,023)
Net cash provided (used) by investing	(3,389)	(26,149)	–	–	(29,538)
Financing activities					
Long-term borrowings	382,300	–	–	–	382,300
Debt retirements	(520,980)	(618)	–	–	(521,598)
Debt issuance costs	–	–	–	–	–
Debt retirement costs	–	–	–	–	–
Proceeds from interest rate swap terminations	–	–	–	–	–
Common dividends paid	(6,284)	–	–	–	(6,284)
Other – net	4,165	(1,322)	–	–	2,843
Net cash provided (used) by financing	(140,799)	(1,940)	–	–	(142,739)
Increase (decrease) in cash and cash equivalents	16,899	(18,203)	–	–	(1,304)
Cash and cash equivalents at beginning of year	127	8,602	5	–	8,734
Cash and cash equivalents at end of year	$ 17,026	$ (9,601)	$ 5	$ –	$ 7,430

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2004 and 2003, the business segment information on pages 10 and 11 of the annual report, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2004 the Company changed its method of accounting for asset retirement obligations.

Ernst + Young LLP

June 30, 2004
Dallas, Texas

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is a summary of quarterly financial information (in thousands except per share).

2004	Aug.	Nov.	Feb.	May
Net sales				
CAC	$196,372	$192,408	$166,280	$212,119
Steel	179,666	176,151	241,690	307,817
	376,038	368,559	407,970	519,936
Operating profit (loss)				
CAC	20,201	23,706	47,886	31,016
Steel	(10,094)	(5,826)	11,594	48,445
Earnings (loss)				
Income (loss) before accounting change	(14,634)	(6,457)	20,889	37,621
Cumulative effect of accounting change	(1,071)	–	–	–
Net income (loss)	(15,705)	(6,457)	20,889	37,621
Per share				
Diluted earnings (loss)				
Income (loss) before accounting change	(.69)	(.31)	.92	1.59
Cumulative effect of accounting change	(.05)	–	–	–
Net income (loss)	(.74)	(.31)	.92	1.59
Dividends	.075	.075	.075	.075
Stock price				
High	25.96	29.50	38.40	38.79
Low	21.11	23.60	28.90	30.24

2003	Aug.	Nov.	Feb.	May
Net sales				
CAC	$197,840	$175,302	$147,819	$197,157
Steel	168,157	162,368	148,592	166,874
	365,997	337,670	296,411	364,031
Operating profit (loss)				
CAC	28,428	21,625	6,711	23,954
Steel	(3,207)	(13,884)	(12,493)	(19,049)
Earnings (loss)				
Income (loss) before accounting change	3,915	(3,340)	(17,218)	(7,554)
Cumulative effect of accounting change	–	–	–	–
Net income (loss)	3,915	(3,340)	(17,218)	(7,554)
Per share				
Diluted earnings (loss)				
Income (loss) before accounting change	.18	(.16)	(.81)	(.36)
Cumulative effect of accounting change	–	–	–	–
Net income (loss)	.18	(.16)	(.81)	(.36)
Dividends	.075	.075	.075	.075
Stock price				
High	37.70	29.59	28.25	22.30
Low	23.74	21.00	19.50	17.35

On February 29, 2004, the Company sold its Texas and Louisiana brick production facilities for a total pretax gain of $34.7 million.

BOARD OF DIRECTORS AND OFFICERS

Directors

Gerald R. Heffernan
Chairman of the Board

Mel G. Brekhus
President and Chief Executive Officer

Robert Alpert
President and Chairman of the Board – Angelholm Corp. d/b/a – The Alpert Companies

Eugenio Clariond
President and Chief Executive Officer – Grupo IMSA, S.A.

Gordon E. Forward
Private Investments

James M. Hoak, Jr.
Chairman and Principal – Hoak Capital Corporation

Keith W. Hughes
Management Consultant

Henry H. Mauz, Jr.
Admiral, U.S. Navy (Retired)

David A. Reed
Managing Partner – Causeway Capital Partners, L.P.

Robert D. Rogers
Former President and Chief Executive Officer – Texas Industries, Inc.

Ian Wachtmeister
Vice Chairman – The Empire, AB

Elizabeth C. Williams
Treasurer, Southern Methodist University

Officers

Mel G. Brekhus
President and Chief Executive Officer

Tommy A. Valenta
Executive Vice President, Steel

Richard M. Fowler
Executive Vice President, Finance

Barry M. Bone
Vice President, Real Estate

William J. Durbin
Vice President, Human Resources

Robert C. Moore
Vice President, General Counsel and Secretary

Operations and Staff Officers

Kenneth R. Allen
Vice President and Treasurer

Timothy J. Bourcier
Vice President, Operations – Steel

J. Lynn Davis
Vice President, Cement

William H. Dickert
Vice President, Steel Marketing and Sales

George E. Eure
Vice President, Expanded Shale and Clay

E. Leo Faciane
Vice President, Environmental Affairs

Julia P. Fuller
Assistant Treasurer

Philip L. Gaynor
Vice President, Cement Manufacturing

J. Celtyn Hughes
Vice President, Logistics and Steel Finance

Richard T. Jaffre
Vice President, Raw Materials

D. Randall Jones
Vice President, Communications and Government Affairs

J. Michael Link
Vice President, Controller – Cement, Aggregate and Concrete

Stephen D. Mayfield
Vice President, Aggregates

Daniel J. McAuliffe
Vice President, Real Estate Marketing

James R. McCraw
Vice President, Accounting and Information Services

Michael E. Perkins
Vice President, Concrete

Ronnie A. Pruitt
Vice President, Aggregate and Cement Marketing and Sales

J. Barrett Reese
Vice President, Marketing – Cement, Aggregate and Concrete

James B. Rogers
Vice President, Consumer Products

Wesley E. Schlenker
Assistant Secretary

Robert J. Simcoe
Vice President, Virginia Plant Manager – Steel

T. Lesley Vines
Vice President – Corporate Controller

SHAREHOLDER INFORMATION

TEXAS INDUSTRIES, INC. CORPORATE OFFICE

1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Tel: 972-647-6700 Fax: 972-647-3878

WEB ADDRESS

Visit us at *www.txi.com*

FORM 10-K REQUESTS

Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2004, as filed with the Securities and Exchange Commission. Email requests may be directed to *investor@txi.com* or written requests to Investor Relations at the Corporate Office.

The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, LLC
Shareholder Inquiries 800-454-8620

STOCK EXCHANGE LISTING

New York Stock Exchange
Texas Industries, Inc. Common – TXI
TXI Capital Trust I Preferred – TXI Pr S

ANNUAL MEETING

The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 19, 2004 at 9:30 a.m. at the Frontiers of Flight Museum at Dallas Love Field, located at 6911 Lemmon Avenue in Dallas, Texas. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the Company.

Sources for page 7: FOR CEMENT: U.S. and Canadian Labor-Energy Input Survey 2001, Portland Cement Association, Released 2004. FOR STEEL: The Association of Iron and Steel Technology (AIST) March 2004 benchmark comparison of electric arc furnace technologies and "Theoretical Minimum Energies to Produce Steel for Selected Conditions," U.S. Department of Energy, March 2000.

TEXAS INDUSTRIES, INC.
1341 West Mockingbird Lane, Dallas, Texas 75247-6913
Tel: 972-647-6700